Exhibit 99.2

2022 © by ads - tec Energy GmbH ADS - TEC Energy Power … Everywhere Our mission is to deliver distributed and intelligent high - capacity power for the all - electric world Full Year 2021 Investor Presentation April 28, 2022 page 1

Disclaimer

Cautionary Language Regarding Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "might," "will," "would," "could," "should," "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook" and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our current expectations, estimates, projections, targets, opinions and/or beliefs or, when applicable, of one or more third-party sources. No representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only. Such forward-looking statements, which include estimated financial information, involve known and unknown risks, uncertainties and other factors. These forward looking statements include, but are not limited to, express or implied statements regarding our future financial performance, revenues and capital expenditures, our expectation of acceleration in our business due to factors including a re-opening economy and increased EV adoption and expectations related to the effective deployment of chargers. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: changes or developments in the broader general market; ongoing impact from COVID-19 on our business, customers, and suppliers; macro political, economic, and business conditions; our limited operating history as a public company; our dependence on widespread adoption of EVs and increased installation of charging stations; mechanisms surrounding energy and non-energy costs for our charging products; the impact of governmental support and mandates that could reduce, modify, or eliminate financial incentives, rebates, and tax credits; our current dependence on sales to a limited number of customers; supply chain interruptions; impediments to our expansion plans; the need to attract additional customers; the effects of competition; and risks that our technology could have undetected defects or errors.

Further information on these and other factors that could affect the forward-looking statements we make in this presentation can be found in the documents that we file with or furnish to the U.S. Securities and Exchange Commission, including our 20-F filed with the SEC on April 28, 2022 and proxy statement/prospectus filed with the SEC on December 7, 2021, which are available on our website at https://adstec-energy.com/investor-relations-corporate-governance/ and on the SEC's website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this presentation are based on our current beliefs and on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Industry and Market Data

Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, the company has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. for the correctness of any such information. In addition, certain of the industry and market data included in this presentation, if not labelled otherwise, is derived from the company's internal research and estimates based on the knowledge and experience of its management in the markets in which it operates as well as the company's review of internal sources as well as independent sources.

Non-GAAP Financial Measures

Some of the financial information and data contained in this presentation, such as Adjusted Cost of Sales and Adjusted Gross Profit, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). This presentation includes non-GAAP financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with generally accepted accounting principles in the United States ("GAAP"). The non-GAAP measures as defined by us may not be comparable to similar non-GAAP measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the "Financial Information – Non-IFRS" slide for a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Use of Trademarks and Other Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and the use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names. Third-party logos included herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that we will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.

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2022 © by ads-tec Energy GmbH

2022 © by ads - tec Energy GmbH We p rovide intelligent and decentralized Energy Storage Systems to Municipalities, Automotive OEMs, Charging Operators, Dealerships, Fleets, Residential Areas, Offices, Industrial Sites etc. in North America and Europe page 3

2022 © by ads - tec Energy GmbH 2022 © by ads - tec Energy GmbH Microgrid; mixed input feed where we provide battery - buffered managed power. Stable, reliable and decentralized Energy eco - systems Batter y Systems providing flexibility for an optimized sector coupling in a more or less all - electric future world . Hybrid Power Plant Energy Systems Ultra - fast, battery - buffered charging up to 320 kW even on power limited grids Where there is limited power, We deliver intelligent battery - based eco - systems and longtime services page 4

2022 © by ads - tec Energy GmbH Strong Market Tailwinds Rapid Growth, Government Support The EV World Database 2021, Audit of EV Volumes • “$5 Billion National Electric Vehicle Infrastructure (NEVI) Program … to strategically deploy charging stations and establish a nationwide interconnected network” • NEVI funds are restricted to projects that are directly related to EV charging infrastructure that are open to the public or to commercial fleet operators from more than one company SOURCE? page 5

2022 © by ads - tec Energy GmbH 2022 © by ads - tec Energy GmbH Targets with ADS - TEC Performance & Cost Advantages US Target Segments & Addressable Market Supported by Sales and Marketing in 2022 Convenience & Fueling Condominiums & Apartments Hotels OEM Auto Dealers Rental Cars Fleets Office / Industry Municipalities Charging to Support Business Charging at work, multi - family, and “on the go” 18k Dealer Sites 67k Stations W/Convenience >2k Large Rental Sites 5.5K High End Hotels 150 Cities >500k ppl. 160k Condo Buildings 45k sites >200k sqft 71k Large Last - Mile Sites Principally In Weak Power Grid Locations $54B TAM 1) Large Charging Parks High Power Grid + High Utilization Rates Ultra - Fast Standard DC Chargers Charge at Home 6 Hour Charge Level 2 Chargers page 6

2022 © by ads - tec Energy GmbH 2022 © by ads - tec Energy GmbH Targets with ADS - TEC Performance & Cost Advantages EU Target Segments & Addressable Market Supported by Sales and Marketing in 2022 Convenience & Fueling Large Retail Destinations Hotels OEM Auto Dealers Rental Cars Fleets Office / Industry Municipalities Charging to Support Business Charging at work, multi - family, and “on the go” 52k Dealer Sites 136k Stations W/Convenience >2.1k Large Rental Sites 9.1K High End Hotels 215 Cities >300k ppl. 9.5k Sites 40k with >250 Employees On Site 1k Large Last - Mile Sites Principally In Weak Power Grid Locations $62B TAM 1) Large Charging Parks High Power Grid + High Utilization Rates Ultra - Fast Standard DC Chargers Charge at Home 6 Hour Charge Level 2 Chargers page 7

2022 © by ads - tec Energy GmbH Fully integrated eco - platforms enabling an all - electric energy system Serving the “future power companies” in a decentralized intelligent all - electric world Portfolio Battery - buffered ultra - fast EV charging Commercial & Industrial Residential Semi - mobile Mobile 300 kW 3,200 kW Stationary 320 kW Battery storage solutions Operational Outlook 1. ChargeBox launch US 2022 2. ChargePost launch Europe 2022 3. Expanded C&I portfolio launch 2022 4. ChargePost launch US 2023 5. MyPowerplant postponed to 2024 page 8

2022 © by ads - tec Energy GmbH • Q4 reverse merger with EUSG provided ADSE significant cash for future growth • Q4 expansion into the United States with Senior Leadership, Sales, Marketing and Offices • Significant increase from US orders leading to a backlog of >60m EUR • H2 International Expansion and Diversification of Revenue • Adjusted Gross Profit positive even through transformation while investing in future growth, R&D and highly qualified staff Revenue €33.0 m - 30% 1 Revenue Outside Germany €9.2 m >+2,400% 1 Adjusted Gross Profit €0.7 m € - 2.6 m 1 Cash on Hand €101.8 m €+101.8 m 1 1) year - over - year comparable 2021 Financial Highlights page 9

2022 © by ads - tec Energy GmbH Revenue Diversification 2021 – Year - Over - Year Sales Walk EUR m H2 2020 market launch led to new ChargeBox revenue of €6.2 m Revenue outside Germany increased to €9.2 m In FY2021, ADSE sold 186 charging units FC2022 Projection 2022 80 - 100m Porsche Porsche Todays Booking backlog >60 Mio. Transformation towards an international & broader customer base page 10

2022 © by ads - tec Energy GmbH • Audited Result before Tax yoy development mainly driven by • one - time share listing expense • one - time special occasions • Gross - Profit / Loss driven by continous investment in growth • Adjusted Gross Profit is positive even through transformation page 11

2022 © by ads - tec Energy GmbH 2022 © by ads - tec Energy GmbH Financial and Operational Guidance 2022 >60M EUR current order backlog supports revenue projections Total revenue expected to be €80 - €100 million for FY2022 Revenue 2022 will be backloaded to second half based on confirmed order backlog In FY2022, ADSE expects to sell a total of 400 - 500 charging units page 12

2022 © by ads - tec Energy GmbH Summary Through the December 2021 merger, a significant amount of capital was gained for future growth FY2021 result is mainly impacted by the merger and NASDAQ (ADSE) listing Current sales backlog supports revenue projection 2022 H2 expansion into the US accelerated growth which is seen in the current backlog EV market development and TAM underlines ADSE long - term growth opportunities page 13

2022 © by ads - tec Energy GmbH Invest in the Electrified Future on the NASDAQ with ADSE page 14

2022 © by ads - tec Energy GmbH Financial Information – Non - IFRS Use of Non - IFRS Financial Measures ADS - TEC Energy has provided in this earning presentation financial information that has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). ADS - TEC Energy uses these non - IFRS financial measures internally in analyzing its financial results and believes that the use of these non - IFRS financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing ADS - TEC Energy’s financial results with other companies in its industry as well as other technology companies, many of which present similar n on - IFRS financial measures. The presentation of these non - IFRS financial measures is not meant to be considered in isolation or as a substitute for comparab le IFRS financial measures and should be read only in conjunction with ADS - TEC Energy’s consolidated financial statements prepared in accordance with IFRS. A reconciliation of ADS - TEC Energy’s historical non - IFRS financial measures to their most directly comparable IFRS measures has been provided in the financial statement tables included in this presentation, and inve sto rs are encouraged to review these reconciliations. page 15

2022 © by ads - tec Energy GmbH Financial Information – Non - IFRS Definition and Reconciliation of Non - IFRS Measures The earning presenation includes the following non - IFRS financial measures: “Adjusted Cost of sales”, “Adjusted Gross profit / (loss). ADSE believes these measures are useful to investors for evaluating period - to - period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, such as the one - tim e expenses incurred as a result of the business combination involving ads - tec Energy and European Sustainable Growth Acquisition Corp. ADSE defines Adjusted Cost of sales (“COGS”) as COGS plus depreciation and amortization reported within COGS. Adjusted Gross profit / (loss) is defined as revenue less adjusted COGS. page 16 kEUR FY2021 FY2020 IFRS Cost of sales (35,310) (45,548) Less: Depreciation and Amortization 3,103 1,515 Adjusted Cost of Sales (32,207) (44,033) kEUR FY2021 FY2020 IFRS Gross profit / (loss) (2,275) 1,822 Less: Depreciation and Amortization 3,103 1,515 Adjusted Gross Profit 828 3,337